CureVac AG ▪ Friedrich-Miescher-Str. 15 ▪ D-72076 Tübingen	CureVac AG
Franz-Werner Haas, LLD, LLM
Chief Executive Officer and Chief Operating Officer

T +49 7071 9883-0
F +49 7071 9883-1101
Franz-Werner.Haas@curevac.com

August 11, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549-3628

Attn:	Mr. Alan Campbell Ms. Suzanne Hayes

Re:	CureVac B.V. Registration Statement on Form F-1 Registration No. 333-240076

Dear Mr. Alan Campbell and Ms. Suzanne Hayes:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Daylight Time on August 13, 2020 or as soon thereafter as is practicable. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

Please do not hesitate to contact Richard D. Truesdell, Jr. of Davis Polk & Wardwell LLP at (212) 450-4674 or (917) 921-8872 with any questions or comments with respect to this letter.

Sincerely,

CUREVAC B.V.

By:	/s/ Franz-Werner Haas, LLD, LLM
Name: Franz-Werner Haas, LLD, LLM
Title: Chief Executive Officer and Chief Operating Officer

Via EDGAR

CC: Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP

CureVac AG Friedrich-Miescher-Straße 15 D-72076 Tübingen T +49 7071 9883-0 F +49 7071 9883-1101 info@curevac.com www.curevac.com	Vorstand Dr. Ingmar Hoerr (Vorsitzender), Dr. Franz-Werner Haas, Dr. Mariola Fotin-Mleczek, Dr. Florian von der Mülbe, Pierre Kemula Aufsichtsratsvorsitzender Jean Stéphenne	Sitz der Gesellschaft Amtsgericht Stuttgart HRB 754041 Steuer-Nr. Steuer-Nr.: 86111/81703 USt-ID: DE 221 393 632	Bankverbindung Kreissparkasse Tübingen BLZ: 641 500 20 Konto: 122 885 IBAN: DE68 6415 0020 0000 1228 85 SWIFT-BIC: SOLA DE S1 TUB